SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SEADRILL PARTNERS LLC
(Name of Issuer)

Common Units Representing Limited Liability Company Interests
(Title of Class of Securities)

Y7545W 109
(CUSIP Number)

Seadrill Limited P.O. Box HM 1593 Par-la-Ville Place, 4th Floor 14 Par-la-Ville Road Hamilton HM 08 Bermuda (441) 295-6935 (telephone number)

with a copy to: Gary J. Wolfe Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 (212) 574-1500 (telephone number)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [_]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7545W 109

1	Name of Reporting Person
Seadrill Limited

2	Check the appropriate box if a member of a group*		(a) [x]
(b) [_]

3	SEC use only

4	Source of Funds		OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[_]

6	Citizenship or Place of Organization		Bermuda

	7	Sole Voting Power: 0

Number of Shares Beneficially
	8	Shared Voting Power: 18,063,147 common units*

Owned by Each Reporting
	9	Sole Dispositive Power: 0

Person With
	10	Shared Dispositive Power: 18,063,147 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 18,063,147 common units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[_]

13	Percent of Class Represented by Amount in Row (11)		64.2%**

14	Type of Reporting Person		CO

*           Seadrill Limited also beneficially owns 16,543,350 subordinated units representing limited liability company interests in Seadrill Partners LLC, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Operating Agreement of Seadrill Partners LLC.  The Reporting Person is also the indirect beneficial owner of a non-economic Seadrill Member Interest and the incentive distribution rights representing the right to receive increasing percentages of the cash distributed by Seadrill Partners LLC in excess of $0.4456 per common unit and subordinated unit per quarter, each of which is owned of record by Seadrill Member LLC, a wholly-owned subsidiary of Seadrill Limited.

**           Calculation of percentage is based on a total of 28,125,647 common units outstanding as of October 30, 2013.

2

CUSIP No. Y7545W 109

1	Name of Reporting Person
Hemen Holding Limited

2	Check the appropriate box if a member of a group*		(a) [x]
(b) [_]

3	SEC use only

4	Source of Funds		OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[_]

6	Citizenship or Place of Organization		Cyprus

	7	Sole Voting Power: 0

Number of Shares Beneficially
	8	Shared Voting Power: 18,063,147 common units*

Owned by Each Reporting
	9	Sole Dispositive Power: 0

Person With
	10	Shared Dispositive Power: 18,063,147 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 18,063,147 common units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[_]

13	Percent of Class Represented by Amount in Row (11)		64.2%**

14	Type of Reporting Person		HC

*           Hemen Holding Limited is the principal shareholder of Seadrill Limited, and is indirectly controlled by trusts established by John Fredriksen, Chairman of the Board of Directors of Seadrill Limited, for the benefit of his immediate family (the "Trusts"), and may also be deemed to beneficially own 16,543,350 subordinated units representing limited liability company  interests in Seadrill Partners LLC, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Operating Agreement of Seadrill Partners LLC.  The Reporting Person is also the indirect beneficial owner of a non-economic Seadrill Member Interest and the incentive distribution rights the right to receive increasing percentages of the cash distributed by Seadrill Partners LLC in excess of $0.4456 per common unit and subordinated unit per quarter, each of which is owned of record by Seadrill Member LLC, a wholly-owned subsidiary of Seadrill Limited.

**           Calculation of percentage is based on a total of 28,125,647 common units outstanding as of October 30, 2013.

3

CUSIP No. Y7545W 109

1	Name of Reporting Person
Greenwich Holdings Limited

2	Check the appropriate box if a member of a group*		(a) [x]
(b) [_]

3	SEC use only

4	Source of Funds		OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[_]

6	Citizenship or Place of Organization		Cyprus

	7	Sole Voting Power: 0

Number of Shares Beneficially
	8	Shared Voting Power: 18,063,147 common units*

Owned by Each Reporting
	9	Sole Dispositive Power: 0

Person With
	10	Shared Dispositive Power: 18,063,147 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 18,063,147 common units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[_]

13	Percent of Class Represented by Amount in Row (11)		64.2%**

14	Type of Reporting Person		HC

*           Greenwich Holdings Limited, which is indirectly controlled by the Trusts, may also be deemed to beneficially own 16,543,350 subordinated units representing limited liability company interests in Seadrill Partners LLC, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Operating Agreement of Seadrill Partners LLC.  The Reporting Person is also the indirect beneficial owner of a non-economic Seadrill Member Interest and the incentive distribution rights the right to receive increasing percentages of the cash distributed by Seadrill Partners LLC in excess of $0.4456 per common unit and subordinated unit per quarter, each of which is owned of record by Seadrill Member LLC, a wholly-owned subsidiary of Seadrill Limited.

**           Calculation of percentage is based on a total of 28,125,647 common units outstanding as of October 30, 2013.

4

CUSIP No. Y7545W 109

1	Name of Reporting Person
C.K. Limited

2	Check the appropriate box if a member of a group*		(a) [x]
(b) [_]

3	SEC use only

4	Source of Funds		OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[_]

6	Citizenship or Place of Organization		Jersey

	7	Sole Voting Power: 0

Number of Shares Beneficially
	8	Shared Voting Power: 18,063,147 common units*

Owned by Each Reporting
	9	Sole Dispositive Power: 0

Person With
	10	Shared Dispositive Power: 18,063,147 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 18,063,147 common units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[_]

13	Percent of Class Represented by Amount in Row (11)		64.2%**

14	Type of Reporting Person		OO

*           C.K. Limited, which is the trustee of the Trusts, may also be deemed to beneficially own 16,543,350 subordinated units representing limited liability company interests in Seadrill Partners LLC, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Limited Liability Company Agreement of Seadrill Partners LLC.  The Reporting Person is also the indirect beneficial owner of a non-economic Seadrill Member Interest and the incentive distribution rights the right to receive increasing percentages of the cash distributed by Seadrill Partners LLC in excess of $0.4456 per common unit and subordinated unit per quarter, each of which is owned of record by Seadrill Member LLC, a wholly-owned subsidiary of Seadrill Limited.

**           Calculation of percentage is based on a total of 28,125,647 common units outstanding as of October 30, 2013.

5

CUSIP No. Y7545W 109

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this "Statement") because, due to certain affiliations and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Company (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit A.

Item 1.  Security and Issuer.

This Statement is being filed with respect to the common units representing limited liability company interests (each, a "Common Unit") of Seadrill Partners LLC (the "Company"). The address of the principal executive offices of the Company is:

Building 11, 2nd Floor
Chiswick Business Park
566 Chiswick High Road, London, W4 5YS
United Kingdom

Item 2.  Identity and Background

This Statement is being filed on behalf of: (i) Seadrill Limited, a Bermuda company; (ii) Hemen Holding Limited, a Cyprus holding company ("Hemen"); (iii) Greenwich Holdings Limited, a Cyprus holding company ("Greenwich"); and (iv) C.K. Limited, a Jersey company ("C.K. Limited") (collectively, the "Reporting Persons").

The total Common Units reported as beneficially owned by each of Hemen, Greenwich and C.K. Limited include the Common Units reported as beneficially owned by Seadrill Limited.  As of the date of this Amendment No. 1 to Schedule 13D, Hemen and another related company beneficially owned 115,097,583 common shares of Seadrill Limited, representing approximately 24.6% of the common shares of Seadrill Limited outstanding.  Hemen is also party to separate Total Return Swap Agreements relating to 3,900,000 of Seadrill Limited's common shares and call options for 2,004,015 common shares of Seadrill Limited.  Greenwich is the sole shareholder of Hemen.  As such, Hemen and Greenwich may be deemed to share beneficial ownership of the Common Units beneficially owned by Seadrill Limited, but disclaim such beneficial ownership to the extent such beneficial ownership exceeds their pecuniary interest.  Mr. John Fredriksen, Chairman of the Board of Directors of Seadrill Limited, may be deemed indirectly to have influence over Hemen and Greenwich the shares of which are controlled by trusts established by Mr. Fredriksen for the benefit of his immediate family (the "Trusts").  C.K. Limited is the trustee of the Trusts.  The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family.

(a., b., c. and f.) (i) The address of the principal business and principal office of Seadrill Limited is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda.  Seadrill Limited is an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Its primary business is the ownership and operation of jack-up rigs, tender rigs, semi-submersible rigs and drillships for operations in shallow, mid and deepwater areas, and in benign and harsh environments.

6

CUSIP No. Y7545W 109
Name	Position	Principal Address/Other Positions/Citizenship

John Fredriksen	President, Director and Chairman of the Board
Mr. Fredriksen's principal business address is c/o Seatankers Management Co. Ltd., P.O. Box 53562 CY3399, Limassol Cyprus.  Mr. Fredriksen is also Chairman, President, Chief Executive Officer and a director of Frontline Ltd., a Bermuda company listed on the NYSE, the Oslo Stock Exchange and the London Stock Exchange; Chairman of the Board, President and a director of Golar LNG Limited, a Bermuda company listed on the Nasdaq Global Market; and Chairman of the Board, President, CEO and a director of Golden Ocean Group, a Bermuda company publicly listed on the Oslo Stock Exchange and on the Singapore Exchange.  Mr. Fredriksen is a citizen of Cyprus.

Tor Olav Troim	Vice-President and Director
Mr. Troim's principal address is c/o Seadrill Limited, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda.  Mr. Troim also serves as Chairman of the Board of Directors of the Company, and as a Director of Golar LNG Limited, Golar LNG Partners,
Archer Limited, Golden Ocean Group Limited, Marine Harvest ASA and Aktiv Kapital ASA.  Mr. Troim is a citizen of Norway.

Kate Blankenship	Director
Ms. Blankenship's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda.  Ms. Blankenship also serves as a Director of the Company, Golar LNG Partners, Golar LNG Limited, Archer Limited, Frontline Ltd., Golden Ocean Group Limited, Independent Tankers Corporation and North Atlantic Drilling Ltd. Ms. Blankenship is a citizen of the United Kingdom.

Carl Erik Steen	Director	Mr. Steen's principal business address is c/o Seadrill Limited, 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Mr. Steen is a Norwegian citizen.
Katherine Fredriksen	Director
Ms. Fredriksen's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Ms. Fredriksen also serves as a director of Frontline Ltd., Golar LNG Limited, Independent Tankers Corporation and North Atlantic Drilling Ltd.  Ms. Fredriksen is a citizen of Norway.

7

CUSIP No. Y7545W 109

Per Wullf	Chief Executive Officer of Seadrill Management and Principal Executive Officer of Seadrill Limited.
Mr. Wullf's principal business address is c/o Seadrill Management Ltd., Building 11, 2nd Floor, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom.  Mr. Wullf is a Danish citizen.

Rune Magnus Lundetrae	Chief Financial Officer of Seadrill Management and Principal Financial Officer of Seadrill Limited.
Mr. Lundetrae's principal business address is c/o Seadrill Management Ltd., Building 11, 2nd Floor, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom.  Mr. Lundetrae is a Norwegian citizen.

(ii) The address of Hemen's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Hemen's director is set forth below. Hemen does not have any executive officers.

Name	Position	Principal Address/Other Positions/Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(iii) The address of Greenwich's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Greenwich is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's director is set forth below. Greenwich does not have any executive officers.

Name	Position	Principal Address/Other Positions/Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(iv) The address of C.K. Limited's principal place of business is 13 Castle Street, St Helier, Jersey JE4 5UT. The principal business of C.K. Limited is acting as trustee of the Trust. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below. C.K. Limited does not have any executive officers.

Name	Position	Principal Address/Other Positions/Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.
Chris Bunt	Director	Mr. Bunt's principal business address 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Bunt is a citizen of Jersey.
Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.
Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

8

CUSIP No. Y7545W 109

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration

On June 28, 2012, in connection with its formation, the Company issued to (a) to Seadrill Member, LLC a 2% limited liability company interest in the Company for $20.00 and (b) to Seadrill Limited, a 98% limited liability company interest in the Company for $980.00 in an offering exempt from registration under Section 4(2) of the Securities Act.  In connection with the closing of the initial public offering of the Company's Common Units (the "IPO"), the Company entered into a contribution and sale agreement dated October 22, 2012 with Seadrill Limited and certain of its subsidiaries (the "Contribution Agreement") that effected the organizational structuring relating to the IPO. Pursuant to the Contribution Agreement, on October 24, 2012, the Company redeemed these limited liability company interests and issued to (i) Seadrill Limited (A) 16,065,025 Common Units and (B) 16,543,350 subordinated units representing limited liability company interests ("Sub Units"), collectively representing a 78.8% limited liability company interest in the Company; and (ii) to Seadrill Member LLC, (A) the incentive distribution rights representing the right to receive increasing percentages of the cash distributed by Seadrill Partners LLC in excess of $0.4456 per common unit and subordinated unit per quarter and (B) the Seadrill Member Interest, representing a non-economic limited liability company interest to Seadrill Member LLC, a wholly owned subsidiary of Seadrill Limited.  On October 24, 2012, the Company sold 10,062,500 Common Units in the IPO, including 1,312,500 Common Units that were redeemed from Seadrill Limited upon the full exercise of the option which Company granted to the underwriters to purchase additional Common Units.  Following the closing of the offering,  Seadrill Limited owned 14,752,525 Common Units and 16,543,350 Sub Units, collectively representing a 75.7% limited liability company interest in the Company.  The Common Units were registered under the Exchange Act on October 18, 2012.

On October 18, 2013, pursuant to the terms and subject to the conditions of the Purchase and Sale Agreement dated October 11, 2013, among Seadrill Limited, the Company and Seadrill Partners Operating LLC (the "Purchase and Sale Agreement"), the Company purchased the tender rig T-16 from Seadrill Limited in exchange for 3,310,622 unregistered common units of the Company.  No other consideration was paid in connection with issuance of these securities.

Item 4.  Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

Seadrill Limited acquired the Common Units and the Sub Units that it owned as of the date of this Schedule 13D for investment purposes and in order to effect the IPO.  The Reporting Persons at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units they own depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

9

CUSIP No. Y7545W 109

Item 5.  Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 28,125,647 Common Units issued and outstanding as of the closing of the IPO) are as follows:

Seadrill Limited

a)	Amount beneficially owned: 18,063,147		Percentage: 64.2%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 18,063,147
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 18,063,147

Hemen

a)	Amount beneficially owned: 18,063,147		Percentage: 64.2%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 18,063,147
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 18,063,147

Greenwich

a)	Amount beneficially owned: 18,063,147		Percentage: 64.2%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 18,063,147
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 18,063,147

C.K. Limited

a)	Amount beneficially owned: 18,063,147		Percentage: 64.2%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 18,063,147
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 18,063,147

(c.) To the best knowledge of the Reporting Persons, No transactions were affected by the persons enumerated in Item 2 during the past 60 days other than the transactions described herein.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Units beneficially owned by the Reporting Persons.

(e.) Not applicable.

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CUSIP No. Y7545W 109

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Operating Agreement

Under the First Amended and Restated Operating Agreement of the Company, dated October 24, 2012, the Company agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units, Sub Units or other limited liability company interests proposed to be sold by Seadrill Member LLC or any of its affiliates (including Seadrill Limited) or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Seadrill Member LLC as the Seadrill Member of the Company.  The Company is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Under the Operating Agreement, if, at any time, the Seadrill Member and its affiliates own more than 80% of the Common Units and Sub Units then outstanding, the Seadrill Member has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive twenty trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the Seadrill Member or any of its affiliates for Common Units during the ninety-day period preceding the date such notice is first mailed.

Purchase and Sale Agreement

Pursuant to the terms and subject to the conditions of the Purchase and Sale Agreement, Seadrill Limited agreed to sell its subsidiary that owns the tender rig T-16 to the Company for a total purchase price of $200 million, less approximately $93 million of debt outstanding under the credit facility secured by the T-16.  On October 18, 2013, Seadrill Limited was issued $107 million of unregistered common units of the Company, or 3,310,622 common units, at a price which was based on the ten-day volume weighted average closing price ending on October 10, 2013 for the Company's common units, or $32.29 per unit.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement.
Exhibit B	First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated as of October 24, 2012 *
Exhibit C	Purchase and Sale Agreement Dated October 11, 2013 among Seadrill Limited and Seadrill Partners LLC and Seadrill Partners Operating LLC

* Previously filed.

11

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 1, 2013

SEADRILL LIMITED

By:	/s/ Per Wullf
Name:	Per Wullf
Title:	Chief Executive Officer of Seadrill Management
(Principal Executive Officer)

HEMEN HOLDING LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

C.K. LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

Exhibit A

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Amendment No. 1 to Schedule 13D with respect to the securities of Seadrill Partners LLC to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Amendment No. 1 Schedule 13D jointly on behalf of each such party.

November 1, 2013

SEADRILL LIMITED

By:	/s/ Per Wullf
Name:	Per Wullf
Title:	Chief Executive Officer of Seadrill Management
(Principal Executive Officer)

HEMEN HOLDING LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

C.K. LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

Exhibit C

Execution Copy

PURCHASE AND SALE AGREEMENT

DATED OCTOBER 11, 2013

AMONG

SEADRILL LIMITED

AND SEADRILL PARTNERS LLC

AND

SEADRILL PARTNERS OPERATING LLC

i

Section 5.12 No Undisclosed Liabilities	11
Section 5.13 Disclosure of Information	11
Section 5.14 Insurance	11
Section 5.15 U.S. Tax Classification	11
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF
THE SELLER REGARDING THE RIG
Section 6.01 Flag	11
Section 6.02 Classification	11
Section 6.03 Maintenance	12
Section 6.04 Liens	12
Section 6.05 No Blacklisting or Boycotts	12
Section 6.06 No Options	12
ARTICLE VII
REPRESENTATIONS AND WARRANTIES OF SEADRILL PARTNERS
Section 7.01 Organization; Good Standing and Authority	12
Section 7.02 Authority and Authorization; Execution and Delivery of this Agreement	12
Section 7.03 No Conflicts	12
Section 7.04 No Consents	13
Section 7.05 Common Units	13
ARTICLE VIII
PRE-CLOSING MATTERS
Section 8.01 Covenants of the Seller Prior to the Closing	13
Section 8.02 Covenant of the Buyer Prior to the Closing	14
Section 8.03 Covenant of Seadrill Partners Prior to the Closing	14
ARTICLE IX
CONDITIONS OF CLOSING
Section 9.01 Conditions of the Parties	15
Section 9.02 Conditions of the Seller	15
Section 9.03 Conditions of the Buyer and Seadrill Partners	16
ARTICLE X
TERMINATION, AMENDMENT AND WAIVER
Section 10.01 Termination of Agreement	16
Section 10.02 Amendments and Waivers	17
ARTICLE XI
INDEMNIFICATION
Section 11.01 Indemnity by the Seller	17

  ii

iii

PURCHASE AND SALE AGREEMENT, dated as of October 11, 2013, by and among SEADRILL LIMITED, a Bermuda exempted company ("Seadrill" or "Seller"), SEADRILL PARTNERS LLC, a Marshall Islands limited liability company ("Seadrill Partners"), and SEADRILL PARTNERS OPERATING LLC, a Marshall Islands limited liability company (the "Company" or "Buyer"), each a "Party" and collectively, the "Parties."

RECITALS

WHEREAS, Buyer wishes to purchase, and Seller wishes to sell, all outstanding shares (the "Equity Interests") of Seadrill T-16 Ltd., a Bermuda exempted company ("Seadrill T-16"); and

WHEREAS, Seller is the record owner of the Equity Interests;

WHEREAS, pursuant to the terms of the Purchase and Sale Agreement dated May 7, 2013 between the Seller and the Buyer, the Drilling Contract Interest (defined in Article I) shall terminate upon transfer of the Equity Interests.

 WHEREAS, Buyer will acquire the Equity Interests by issuing units representing limited liability company interests in the Buyer ("OPCO Units") to Seadrill Partners which in turn will issue common units representing limited liability company interests in Seadrill Partners ("Common Units") to Seller;

WHEREAS, Seadrill T-16 is the record owner of the T-16, a barge-style, self-erecting tender rig (the "Rig");

WHEREAS, the Rig is subject to a contract for offshore drilling services with an effective date of February 28, 2011, as subsequently amended and novated (the "Drilling Contract"), between Seadrill International Ltd. ("SIL") and Chevron Thailand Exploration and Production Limited (the "Customer"); and

WHEREAS, the Buyer is a wholly owned subsidiary of Seadrill Partners.

NOW, THEREFORE, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01                      Definitions.  In this Agreement, unless the context requires otherwise or unless otherwise specifically provided herein, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"1933 Act" has the meaning set forth in Section 4.06

"1934 Act Filings" means the filings made with the Securities and Exchange Commission under the Securities Exchange Act of 1934 by Seadrill or Seadrill Partners, as the case may be.

"Agreement" means this purchase and sale agreement, including its recitals, schedules and exhibits, as amended and supplemented.

"Applicable Law" in respect of any Person, property, transaction or event, means all laws, statutes, ordinances, regulations, municipal by-laws, treaties, judgments and decrees applicable to that Person, property, transaction or event and, whether or not having the force of law, all applicable official directives, rules, consents, approvals, authorizations, guidelines, orders, codes of practice and policies of any Governmental Authority having or purporting to have authority over that Person, property, transaction or event and all general principles of common law and equity.

"Business Day" means any day other than a Saturday, Sunday or any statutory holiday on which banks in London or New York are required to close.

"Buyer" has the meaning given to it in the Preamble to this Agreement.

"Buyer Attorney-in-Fact" has the meaning given to it in Section 12.02(a).

"Buyer Indemnitees" has the meaning given to it in Section 11.01.

"Closing" has the meaning given to it in Section 2.02.

"Closing Date" means the day on which the Closing takes place.

"Common Units" has the meaning given to it in the recitals.

"Company" has the meaning given to it in the Preamble to this Agreement.

"Customer" has the meaning given to it in the recitals.

"Drilling Contract" has the meaning given to it in the recitals.

"Drilling Contract Interest" means the beneficial interest of Seller in the Drilling Contract pursuant to Section 12.02 of the Purchase and Sale Agreement dated May 7, 2013 between the Seller and the Buyer.

"Encumbrance" means any mortgage, maritime or other lien, charge, assignment, adverse claim, hypothecation, restriction, option, covenant, voting trust arrangement, adverse claim, condition, encumbrance or right, whether fixed or floating, on, or any security interest in, any property whether real, personal or mixed, tangible or intangible, any pledge or hypothecation of any property, any deposit arrangement, priority, conditional sale agreement, other title retention agreement or equipment trust, capital lease or other security arrangements of any kind.

"Environmental Laws" means all international, federal, state, foreign and local laws, statutes, rules, regulations, treaties, conventions, orders, judgments and ordinances having the force and effect of law and relating to protection of natural resources, health and safety and the environment, each in effect and as amended through the Closing Date.

"Equity Interests" has the meaning given to it in the recitals.

"Financing Agreements" means collectively the (1) Amended and Restated Revolving Loan Agreement dated August 31, 2013 between Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC, as borrowers, and Seadrill, as lender, (2) Amended and Restated US$1,500,000,000 Senior Secured Credit Facility Agreement dated October 15, 2012 for Seadrill, as Borrower, the subsidiaries of Seadrill named therein as guarantors, and the banks and financial institutions named therein as lenders, (3) Amended and Restated US$1,200,000,000 Senior Secured Credit Facility Agreement dated October 10, 2012 for Seadrill, as Borrower, the subsidiaries of Seadrill named therein as guarantors, and the banks and financial institutions named therein as lenders, (4) Amended and Restated US$275,000,000 Senior Secured Term Loan and Revolving Credit Facility Agreement dated October 10, 2012 for Seadrill, as Borrower, the subsidiaries of Seadrill named therein, as guarantors, and the banks and financial institutions named therein as lenders, (5) Amended and Restated the US$275,000,000 Senior Secured Term Loan Facility Agreement dated October 10, 2012 for Seadrill, as Borrower, the subsidiaries of Seadrill named therein, as guarantors, as the banks and financial institutions named therein as lenders, (6) Amended and Restated Common Terms Agreement dated October 10, 2012 for Seadrill, as Borrower, the subsidiaries of Seadrill named therein as guarantors, DNB Bank ASA as Agent, GIEK Facility Agent and Security Agent and Citibank NA, London Branch as GIEK Agent and (7) US$440,000,000 Senior Secured Credit Facility Agreement dated December 4, 2012, as amended, for Seadrill, as Borrower, the subsidiaries of Seadrill named therein as guarantors, and the banks and financial institutions named therein as lenders.

"Governmental Authority" means any domestic or foreign government, including federal, provincial, state, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing and any multinational or supranational organization.

"Insolvency Event" means, with respect to any Person, that any of the following actions has occurred in relation to it:

(a)           an order has been made or an effective resolution passed or other proceedings or actions taken (including the presentation of a petition) with a view to its administration, bankruptcy, winding-up, liquidation or dissolution; or

(b)           it has had a receiver, administrative receiver, manager or administrator appointed over all or any substantial part of its undertaking or assets; or

(c)           any event has occurred or situation arisen in any jurisdiction that has a substantially similar effect to any of the foregoing.

"Losses" means, with respect to any matter, all losses, claims, damages, liabilities, deficiencies, costs, expenses (including all costs of investigation, legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) or diminution of value, whether or not involving a claim from a third party, however specifically excluding consequential, special and indirect losses, loss of profit and loss of opportunity.

"Manager" means SIL.

"Marshall Islands LLC Act" means the Republic of the Marshall Islands Limited Liability Company Act of 1996.

"OPCO Units" has the meaning given to it in the recitals.

"Party" or "Parties" has the meaning given to it in the Preamble to this Agreement.

"Person" means an individual, legal personal representative, corporation, body corporate, firm, limited liability company, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority.

"Purchase Price" has the meaning given to it in Section 2.01.

"Purchase Price Adjustment" has the meaning given to it in Section 2.04(a).

"Rig" has the meaning given to it in the recitals.

"Seadrill" has the meaning given to it in the Preamble to this Agreement.

"Seadrill Partners" has the meaning given to it in the Preamble to this Agreement.

"Seadrill Partners Attorney-in-Fact" has the meaning given to it in Section 12.02(c).

"Seadrill Partners Operating Agreement" means the First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated as of October 24, 2012.

"Seadrill T-16" has the meaning given to it in the recitals.

"Seadrill T-16 Contracts" has the meaning given to it in Section 5.10.

 "Seadrill T-16 Governing Documents" has the meaning given to it in Section 5.02.

"Seller" has the meaning given to it in the Preamble to this Agreement.

"Seller Attorney-in-Fact" has the meaning given to it in Section 12.02(b).

"Seller Indemnitees" has the meaning given to it in Section 11.02.

"SIL" has the meaning given to it in the recitals.

"T-16 Credit Facility" means the US$440 million Senior Secured Credit Facility Agreement dated December 4, 2012, as amended, between Seadrill Limited and certain other subsidiaries of Seadrill named therein, as Borrowers, Seadrill T-15 Ltd., Seadrill T-16 and certain other subsidiaries of Seadrill named therein as guarantors, and the banks and financial institutions named therein as lenders.

"Taxes" means all income, franchise, business, property, sales, use, goods and services or value added, withholding, excise, alternate minimum capital, transfer, excise, customs, anti-dumping, countervail, net worth, stamp, registration, payroll, employment, health, education, business, school, property, local improvement, development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, dues and charges and other taxes required to be reported upon or paid to any Governmental Authority and all interest and penalties thereon.

"Time of Closing" has the meaning given to it in Section 2.02.

ARTICLE II

PURCHASE AND SALE OF EQUITY INTERESTS; CLOSING

Section 2.01                      Purchase and Sale of Equity Interests.  The Seller agrees to sell and transfer to the Buyer, and the Buyer agrees to purchase from the Seller the Equity Interests.  The consideration for the acquisition (the "Purchase Price") shall be an amount equal to $200,000,000 less $93,100,000, which is the amount of debt outstanding on the date hereof under the T-16 Credit Facility that is attributable to the Rig, in accordance with and subject to the terms and conditions set forth in this Agreement.  The Purchase Price will be satisfied by the issuance by Seadrill Partners of 3,310,622 unregistered Common Units (valued at $32.29 each) to Seller.  In consideration of the satisfaction of the Purchase Price by Seadrill Partners, the Buyer will issue 106,900,000 OPCO Units (valued at $1.00 each) to Seadrill Partners.

Section 2.02                      Closing.  On the terms and subject to the conditions of this Agreement, the sale and transfer of the Equity Interests and payment of the Purchase Price shall take place on October 18, 2013 or on such other date as may be agreed upon by the Seller, Seadrill Partners and the Buyer (the "Time of Closing").  The sale and transfer of the Equity Interests is hereinafter referred to as the "Closing."

Section 2.03                      Place of Closing.  The Closing shall occur in Bermuda.

Section 2.04                      Purchase Price Adjustment.

(a)           The Purchase Price shall be increased or decreased by an amount equal to the amount that all net working capital (excluding inventory and debt) reflected on the books and records as of the Closing Date of Seadrill T-16 either exceeds or is less than $4,500,000 (the "Purchase Price Adjustment").

(b)           Within 30 days following the Closing Date, the Seller, Seadrill Partners and the Buyer shall agree on the amount of the Purchase Price Adjustment pursuant to Section 2.04(a), and the Buyer and Seller shall make settlement of the Purchase Price Adjustment within 30 days thereafter.

Section 2.05                      Satisfaction of Intercompany Receivables.  The Seller hereby agrees that, at or prior to Closing, the Seller shall arrange for the extinguishment of the obligations of Seadrill T-16, by settlement or any other manner in Seller's sole discretion, in relation to all amounts payable to the Seller and its subsidiaries by Seadrill T-16 (other than the intercompany loan agreement described in Section 9.01(c)).

Section 2.06                      Termination of Drilling Contract Interest.  For the avoidance of doubt, Buyer and Seller agree that the termination of the Drilling Contract Interest shall take place as of the Closing Date and that the Drilling Contract Interest shall apply between the Parties to all rights and obligations accrued pursuant to the Drilling Contract prior to the Closing Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller that as of the date hereof and on the Closing Date:

Section 3.01                      Organization; Good Standing and Authority.  The Buyer has been duly formed and is validly existing in good standing under the laws of the Republic of the Marshall Islands and has all requisite limited liability company power and authority to operate its assets and conduct its business as it is now being conducted.  No Insolvency Event has occurred with respect to the Buyer and no events or circumstances have arisen that entitle or could entitle any person to take any action, appoint any person, commence proceedings or obtain any order instigating an Insolvency Event.

Section 3.02                      Authorization, Execution and Delivery of this Agreement.  The Buyer has the full right, power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Buyer pursuant to this Agreement in connection with the completion of the transactions contemplated by this Agreement, have been duly authorized by all necessary action on its part, and this Agreement has been duly executed and delivered by the Buyer and constitutes a legal, valid and binding obligation of the Buyer enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

Section 3.03                      No Conflicts.  The execution, delivery and performance by the Buyer of this Agreement will not conflict with or result in any violation of or constitute a breach of any of the terms or provisions of, or result in the acceleration of any obligation under, or constitute a default under any provision of: (i) its certificate of formation or its Operating Agreement; (ii) any Encumbrance, bond, indenture, agreement, contract, franchise license, permit or other instrument or obligation to which it is a party or is subject or by which any of its assets or properties may be bound; or (iii) any Applicable Laws.

Section 3.04                      No Consents.  Except as have already been obtained or that will be obtained prior to the Time of Closing, no consent, permit, approval or authorization of, notice or declaration to or filing with any Governmental Authority or any other Person, including those related to any Environmental Laws or regulations, is required in connection with the execution and delivery by it of this Agreement or the consummation by the Buyer of the transactions contemplated hereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Seller represents and warrants to each of Seadrill Partners and the Buyer that as of the date hereof and on the Closing Date:

Section 4.01                      Organization; Good Standing and Authority.  Seller has been duly incorporated and is validly existing and in good standing under the laws of Bermuda and has all requisite corporate power and authority to own and operate its assets and conduct its business as described in its 1934 Act Filings.  No Insolvency Event has occurred with respect to the Seller and no events or circumstances have arisen that entitle or could entitle any person to take any action, appoint any person, commence proceedings or obtain any order instigating an Insolvency Event.

Section 4.02                      Authority and Authorization; Execution and Delivery of this Agreement.  The Seller has the full right, power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Seller pursuant to this Agreement in connection with the completion of the transactions contemplated by this Agreement, have been duly authorized by all necessary action on its part, and this Agreement has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

Section 4.03                      No Conflicts.  The execution, delivery and performance by the Seller of this Agreement will not conflict with or result in any violation of or constitute a breach of any of the terms or provisions of, or result in the acceleration of any obligation under, or constitute a default under any provision of: (i) the Seller's memorandum of association or bye-laws; (ii) any Encumbrance, bond, indenture, agreement, contract, franchise license, permit or other instrument or obligation to which the Seller is a party or is subject or by which any of its assets or properties may be bound, including the Financing Agreements; or (iii) any Applicable Laws.

Section 4.04                      No Consents.  Except as have already been obtained or that will be obtained prior to the Time of Closing, no consent, permit, approval or authorization of, notice or declaration to or filing with any Governmental Authority or any other Person, including those related to any Environmental Laws or regulations, is required in connection with the execution and delivery by the Seller of this Agreement or the consummation by the Seller of the transactions contemplated hereunder.

Section 4.05                      Legal and Beneficial Title to Equity Interests; No Encumbrances.  As of the date hereof, Seller is the record owner of the Equity Interests and has legal and beneficial title to the Equity Interests, free and clear of any and all Encumbrances, other than any intercompany payables that will be extinguished pursuant to Section 2.05 and those arising under the T-16 Credit Facility, and, upon (i) conveyance on the Closing Date of the certificates representing the Equity Interests and (ii) the updating of the Seadrill T-16 share register, the Buyer will receive, legal and beneficial title to the Equity Interests, free and clear of any and all Encumbrances, other than those arising under the T-16 Credit Facility.

Section 4.06                      Common Units.  The 3,310,622  Common Units being acquired by Seller pursuant to Section 2.01 are being acquired solely for the account of Seller and not with a view to, or for resale in connection with, a distribution of all or any part thereof.  Seller acknowledges and understands that the Common Units have not been registered under the Securities Act of 1933, as amended (the "1933 Act"), and therefore are subject to resale restrictions.  Seller agrees to the placement of a legend on any Unit certificate or on the records of the transfer agent to the effect that the Common Units may not be sold without registration under the 1933 Act or pursuant to an exemption from registration.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF
THE SELLER REGARDING SEADRILL T-16

The Seller represents and warrants to each of Seadrill Partners and the Buyer that as of the date hereof and on the Closing Date:

Section 5.01                      Organization; Good Standing and Authority of Seadrill T-16.  Seadrill T-16 has been duly incorporated and is validly existing in good standing under the laws of Bermuda and has all requisite corporate power and authority to own and operate its assets and conduct its business.  No Insolvency Event has occurred with respect to Seadrill T-16 and no events or circumstances have arisen that entitle or could entitle any person to take any action, appoint any person, commence proceedings or obtain any order instigating an Insolvency Event.  Seadrill T-16 is qualified to do business, is in good standing and has all required and appropriate licenses and authorizations in each jurisdiction in which its failure to obtain or maintain such qualification, good standing, licensing or authorization would have a material adverse effect on the condition (financial or otherwise), assets, properties, business or prospects of Seadrill T-16.

Section 5.02                      Capitalization; No Options.  The Equity Interests have been duly authorized and validly issued in accordance with the memorandum of association and bylaws of Seadrill T-16 (the "Seadrill T-16 Governing Documents") and are fully paid and non-assessable.  There are not outstanding (i) any options, warrants or other rights to purchase any equity interests of Seadrill T-16, (ii) any securities convertible into or exchangeable for equity interests of Seadrill T-16 or (iii) any other commitments of any kind for the issuance of equity interests of Seadrill T-16 or options, warrants or other securities of Seadrill T-16.

Section 5.03                      Seadrill T-16 Governing Documents.  The Seller has supplied to the Buyer true and correct copies of the Seadrill T-16 Governing Documents, as amended to the Closing Date, and no amendments will be made to the Seadrill T-16 Governing Documents prior to the Closing Date without the prior written consent of the Buyer (such consent not to be unreasonably withheld).

Section 5.04                      Loan Documents; Validity of the T-16 Credit Facility.  The Seller has supplied to the Buyer true and correct copies of the T-16 Credit Facility and any related documents, as amended to the Closing Date.  The T-16 Credit Facility is a valid and binding agreement of Seadrill T-16 enforceable against it in accordance with its terms and, to the knowledge of the Seller, the T-16 Credit Facility is a valid and binding agreement of all other parties thereto enforceable against such parties in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

Section 5.05                      No Conflicts.  The execution, delivery and performance of this Agreement will not conflict with or result in any violation of or constitute a breach of any of the terms or provisions of, or result in the acceleration of any obligation under, or constitute a default under any provision of: (i) the Seadrill T-16 Governing Documents; (ii) any Encumbrance, bond, indenture, agreement, contract, franchise license, permit or other instrument or obligation to which Seadrill T-16 is a party or is subject or by which any of its assets or properties may be bound; (iii) any Applicable Laws; or (iv) give any other party thereto a right to terminate any agreement or other instrument to which Seadrill T-16 is a party or by which it is bound including the T-16 Credit Facility.

Section 5.06                      Title to Rig; Encumbrances.  Seadrill T-16 now has, and at the Time of Closing will have, good and marketable title to the Rig and its equipment, free and clear of any and all Encumbrances, other than any intercompany payables that will be extinguished pursuant to Section 2.05 and those arising under the T-16 Credit Facility and permitted encumbrances under the T-16 Credit Facility.  As of the date hereof, there is $93,100,000 of borrowings outstanding under the T-16 Credit Facility attributable to the Rig.

Section 5.07                      Litigation.

(a)           There is no action, suit or proceeding to which Seadrill T-16 is a party (either as a plaintiff or defendant), or to which the Rig is subject, pending before any court or governmental agency, authority or body or arbitrator; there is no action, suit or proceeding threatened against Seadrill T-16 or the Rig; and, to the best knowledge of the Seller, there is no basis for any such action, suit or proceeding;

(b)           Seadrill T-16 has not been permanently or temporarily enjoined by any order, judgment or decree of any court or any governmental agency, authority or body from engaging in or continuing any conduct or practice in connection with its business, assets or properties; and

(c)           There is not in existence any order, judgment or decree of any court or other tribunal or other agency enjoining or requiring Seadrill T-16 to take any action of any kind with respect to its business, assets or properties.

Section 5.08                      Indebtedness to and from Officers, etc.  Seadrill T-16 will not be indebted, directly or indirectly, to any person who is an officer, director, stockholder or employee of the Seller or any spouse, child, or other relative or any affiliate of the Seller, nor shall any such officer, director, stockholder, employee, relative or affiliate be indebted to Seadrill T-16.

Section 5.09                      Personnel.  Seadrill T-16 has no employees.  All crew members with respect to the Rig are provided directly or indirectly by the Manager.

Section 5.10                      Contracts and Agreements.  All material contracts and agreements, written or oral, to which Seadrill T-16 is a party or by which any of its assets are bound, including the T-16 Credit Facility and the Rig Rental Agreement between Seadrill UK Limited and SIL dated December 10, 2012 and the Rig Rental Agreement between Seadrill T-16 and Seadrill UK Limited dated December 10, 2012 (the "Seadrill T-16 Contracts"), have been disclosed to the Buyer.

(a)           Each of the Seadrill T-16 Contracts is a valid and binding agreement of Seadrill T-16 enforceable against it in accordance with its terms, and to the knowledge of the Seller, each of the Seadrill T-16 Contracts is a valid and binding agreement of all other parties thereto enforceable against such parties in accordance with their terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court;

(b)           Seadrill T-16 has fulfilled all material obligations required pursuant to the Seadrill T-16 Contracts to have been performed by it prior to the date hereof and has not waived any material rights thereunder; and

(c)           There has not occurred any material default on the part of Seadrill T-16 under any of the Seadrill T-16 Contracts, or to the knowledge of the Seller, on the part of any other party thereto, nor has any event occurred that with the giving of notice or the lapse of time, or both, would constitute any material default on the part of Seadrill T-16 under any of the Contracts nor, to the knowledge of the Seller, has any event occurred that with the giving of notice or the lapse of time, or both, would constitute any material default on the part of any other party to any of the Seadrill T-16 Contracts.

Section 5.11                      Compliance with Law.  The conduct of business by Seadrill T-16 or the Rig on the date hereof does not violate any Applicable Laws (including any of the foregoing relating to employment discrimination, environmental protection or conservation, and the provisions of all international conventions and the rules and regulations issued thereunder applicable to the Rig), the enforcement of which would materially and adversely affect the business, assets, condition (financial or otherwise) or prospects of Seadrill T-16, nor has Seadrill T-16 received any notice of any such violation.

Section 5.12                      No Undisclosed Liabilities.  Neither Seadrill T-16 nor the Rig has any Encumbrances, or other liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due (including any liability for Taxes and interest, penalties and other charges payable with respect to any such liability or obligation), except for such liabilities or obligations arising under the Seadrill T-16 Contracts or the Drilling Contract.

Section 5.13                      Disclosure of Information.  The Seller has disclosed to the Buyer all material information on, and about, Seadrill T-16 and the Rig and all such information is true, accurate and not misleading in any material respect.  Nothing has been withheld from any materials provided by the Seller to the Buyer in connection with the transactions contemplated by this Agreement that would render such information untrue or misleading.

Section 5.14                      Insurance.  The insurance policies relating to the Rig are set forth on Schedule A hereto, each of which is in full force and effect and, to the knowledge of the Seller, not subject to being voided or terminated for any reason.

Section 5.15                      U.S. Tax Classification.  Seadrill T-16 has elected or prior to Closing will elect to be classified for United States federal income tax purposes as an entity disregarded as separate from Seller on a properly-completed Form 8832 filed with the Internal Revenue Service.  This election has been or will be made with an effective date prior to Closing.  Once this election has been made, neither Seller nor Seadrill T-16 will take any action to change the U.S. federal income tax classification of Seadrill T-16 from an entity disregarded as separate from Seller.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF
THE SELLER REGARDING THE RIG

The Seller represents and warrants to each of Seadrill Partners and the Buyer that on the date hereof and on the Closing Date:

Section 6.01                      Flag.  The Rig is properly registered in the name of Seadrill T-16 under and pursuant to the flag and law of Panama and all fees due and payable in connection with such registration have been paid.

Section 6.02                      Classification.  The Rig is entered with American Bureau of Shipping and has the highest classification rating.  The Rig is in class without any recommendations or notation as to class or other requirement of the relevant classification society, and if the Rig is in a port, it is in such condition that it cannot be detained by any port state authority or the flag state authority for any deficiency.

Section 6.03                      Maintenance.  The Rig has been maintained in a proper and efficient manner in accordance with internationally accepted standards for good rig maintenance, is in good operating order, condition and repair and is seaworthy and all repairs made to the Rig since its delivery from the shipyard in April 2013 and all known scheduled repairs due to be made and all known deficiencies have been disclosed to the Buyer.

Section 6.04                      Liens.  The Rig is not (i) under arrest or otherwise detained, (ii) other than in the ordinary course of business, in the possession of any Person (other than her master and crew) or (iii) subject to a possessory lien.

Section 6.05                      No Blacklisting or Boycotts.  No blacklisting or boycotting of any type has been applied or currently exists against or in respect of the Rig.

Section 6.06                      No Options.  There are not outstanding any options or other rights to purchase the Rig.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF SEADRILL PARTNERS

Seadrill Partners represents and warrants to the Seller that as of the date hereof and on the Closing Date:

Section 7.01                      Organization; Good Standing and Authority.  Seadrill Partners has been duly formed and is validly existing and in good standing under the laws of the Republic of the Marshall Islands and has all requisite limited liability company power and authority to own and operate its assets and conduct its business as described in its 1934 Act Filings.  No Insolvency Event has occurred with respect to Seadrill Partners and no events or circumstances have arisen that entitle or could entitle any person to take any action, appoint any person, commence proceedings or obtain any order instigating an Insolvency Event.

Section 7.02                      Authority and Authorization; Execution and Delivery of this Agreement.  Seadrill Partners has the full right, power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by Seadrill Partners pursuant to this Agreement in connection with the completion of the transactions contemplated by this Agreement, have been duly authorized by all necessary action on its part, and this Agreement has been duly executed and delivered by Seadrill Partners and constitutes a legal, valid and binding obligation of Seadrill Partners enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

Section 7.03                      No Conflicts.  The execution, delivery and performance by Seadrill Partners of this Agreement will not conflict with or result in any violation of or constitute a breach of any of the terms or provisions of, or result in the acceleration of any obligation under, or constitute a default under any provision of: (i) the Seadrill Partners Operating Agreement; (ii) any Encumbrance, bond, indenture, agreement, contract, franchise license, permit or other instrument or obligation to which Seadrill Partners is a party or is subject or by which any of its assets or properties may be bound, including the Financing Agreements; or (iii) any Applicable Laws.

Section 7.04                      No Consents.  Except as have already been obtained or that will be obtained prior to the Time of Closing, no consent, permit, approval or authorization of, notice or declaration to or filing with any Governmental Authority or any other Person, including those related to any Environmental Laws or regulations, is required in connection with the execution and delivery by Seadrill Partners of this Agreement or the consummation by Seadrill Partners of the transactions contemplated hereunder.

Section 7.05                      Common Units.  At Closing, the 3,310,622 Common Units to be issued to the Seller pursuant to Section 2.01 will be duly authorized and validly issued in accordance with the Seadrill Partners Operating Agreement and will be fully paid (to the extent required under the Seadrill Partners Operating Agreement) and nonassessable (except as such assessability may be affected by Sections 20, 31, 40 and 49 of the Marshall Islands LLC Act).

ARTICLE VIII

PRE-CLOSING MATTERS

Section 8.01                      Covenants of the Seller Prior to the Closing.  From the date of this Agreement to the Closing Date, the Seller shall cause Seadrill T-16 to conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted. The Seller shall not permit Seadrill T-16 to enter into any material contracts or other material written or oral agreements prior to the Closing Date, other than such contracts and agreements as have been disclosed to the Buyer prior to the date of this Agreement, without the prior consent of the Buyer (such consent not to be unreasonably withheld). In addition, the Seller shall not permit Seadrill T-16 to take any action that would result in any of the conditions to the purchase and sale of the Equity Interests set forth in Article IX not being satisfied.  Furthermore, the Seller hereby agrees and covenants that it:

(a)           shall cooperate with the Buyer and use its reasonable best efforts to obtain, at or prior to the Closing Date, any consents required in respect of the transfer of the rights and benefits under each of the Seadrill T-16 Contracts as a result of the transfer of Equity Interests under this Agreement;

(b)           shall use its reasonable best efforts to take or cause to be taken promptly all actions and to do or cause to be done all things necessary, proper and advisable to consummate and make effective as promptly as practicable the transaction contemplated by this Agreement and to cooperate with the Buyer in connection with the foregoing, including using all reasonable best efforts to obtain all necessary consents, approvals and authorizations from each Governmental Authority and each other Person that are required to consummate the transaction contemplated under this Agreement;

(c)           shall take or cause to be taken all necessary corporate action, steps and proceedings to approve or authorize validly and effectively the purchase and sale of the Equity Interests and the execution, delivery and performance of this Agreement and the other agreements and documents contemplated hereby;

(d)           shall not amend, alter or otherwise modify or permit any amendment, alteration or modification of any material provision of or terminate the Drilling Contract or any other Seadrill T-15 Contract prior to the Closing Date without the prior written consent of the Buyer, such consent not to be unreasonably withheld or delayed;

(e)           shall not exercise or permit any exercise of any rights or options contained in the Drilling Contract, without the prior written consent of the Buyer, not to be unreasonably withheld or delayed;

(f)           shall observe and perform in a timely manner, all of its covenants and obligations under the Seadrill T-16 Contracts, if any, and in the case of a default by another party thereto, it shall forthwith advise the Buyer of such default and shall, if requested by the Buyer, enforce all of its rights under such Seadrill T-16 Contracts, as applicable, in respect of such default;

(g)           shall not cause or, to the extent reasonably within its control, permit any Encumbrances to attach to the Rig other than in connection with the T-16 Credit Facility; and

(h)           shall permit representatives of the Buyer to make, prior to the Closing Date, at the Buyer's risk and expense, such searches, surveys, tests and inspections of the Rig as the Buyer may deem desirable; provided, however, that such surveys, tests or inspections shall not damage the Rig or interfere with the activities of the Seller or the Customer thereon and that the Buyer shall furnish the Seller with evidence that the Buyer has adequate liability insurance in full force and effect.

Section 8.02                      Covenant of the Buyer Prior to the Closing.  The Buyer hereby agrees and covenants that during the period of time after the date of the Agreement and prior to the Closing Date, the Buyer shall, in respect of the Equity Interests and the OPCO Units to be transferred on the Closing Date, take, or cause to be taken, to the extent not already taken, all necessary limited liability company action, steps and proceedings to approve or authorize validly and effectively the purchase of the Equity Interests and the issuance of the OPCO Units and the execution, delivery and performance of this Agreement and any other agreements and documents contemplated hereby.

Section 8.03                      Covenant of Seadrill Partners Prior to the Closing.  Seadrill Partners hereby agrees and covenants that, during the period of time after the date of the Agreement and prior to the Closing Date, Seadrill Partners shall, in respect of the Common Units to be issued on the Closing Date, take, or cause to be taken, to the extent not already taken, all necessary limited liability company action, steps and proceedings to approve or authorize validly and effectively the issuance of the Common Units and the execution, delivery and performance of this Agreement and any other agreements and documents contemplated hereby.

ARTICLE IX

CONDITIONS OF CLOSING

Section 9.01                      Conditions of the Parties.  The obligation of the Seller to sell the Equity Interests and the obligation of the Buyer to purchase the Equity Interests is subject to the satisfaction (or waiver by each of the Seller and the Buyer) on or prior to the Closing Date of the following conditions:

(a)           The Seller shall have received any and all written consents, permits, approvals or authorizations of any Governmental Authority or any other Person (including with respect to the Seadrill T-16 Contracts and the Financing Agreements) and shall have made any and all notices or declarations to or filing with any Governmental Authority or any other Person, including those related to any Environmental Laws or regulations, required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereunder, including the transfer of the Equity Interests;

(b)           No legal or regulatory action or proceeding shall be pending or threatened by any Governmental Authority to enjoin, restrict or prohibit the purchase and sale of the Equity Interests;

(c)           The Seller and Seadrill T-16 shall have entered into the intercompany loan agreement relating to the Rig substantially in the form set forth on Exhibit I hereto; and

(d)           Seadrill Partners shall have received approval for the issuance of 3,310,622 Common Units to Seller pursuant to Section 2.01 from the New York Stock Exchange.

Section 9.02                      Conditions of the Seller.  The obligation of the Seller to sell the Equity Interests is subject to the satisfaction (or waiver by the Seller) on or prior to the Closing Date of the following conditions:

(a)           The representations and warranties of each of the Buyer and Seadrill Partners made in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects, on and as of such earlier date);

(b)           The Buyer and Seadrill Partners shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Buyer or Seadrill Partners by the Closing Date; and

(c)           All proceedings to be taken in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be reasonably satisfactory in form and substance to the Seller and its counsel, and the Seller shall have received copies of all such documents and other evidence as it may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

Section 9.03                      Conditions of the Buyer and Seadrill Partners.  The obligation of the Buyer to purchase and pay for the Equity Interests is subject to the satisfaction (or waiver by the Buyer and Seadrill Partners) on or prior to the Closing Date of the following conditions:

(a)           The representations and warranties of the Seller in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects, on and as of such earlier date);

(b)           The Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Seller by the Closing Date;

(c)           The results of the searches, surveys, tests and inspections of the Rig referred to in Section 8.01(h) of this Agreement are reasonably satisfactory to the Buyer; and

(d)           All proceedings to be taken in connection with the transaction contemplated by this Agreement and all documents incidental thereto shall be reasonably satisfactory in form and substance to the Buyer and Seadrill Partners and their counsel, and the Buyer and Seadrill Partners shall have received copies of all such documents and other evidence as they or their counsel may reasonably request in order to establish the consummation of such transaction and the taking of all proceedings in connection therewith.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

Section 10.01                                Termination of Agreement.  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the purchase and sale of the Equity Interests contemplated by this Agreement abandoned at any time prior to the Closing:

(a)           by mutual written consent of the Seller, Seadrill Partners and the Buyer;

(b)           by the Seller if any of the conditions set forth in Section 9.01 and Section 9.02 shall have become incapable of fulfillment, and shall not have been waived by the Seller; or

(c)           by the Buyer if any of the conditions set forth in Section 9.01 and Section 9.03 shall have become incapable of fulfillment, and shall not have been waived by the Buyer;

provided, however, that the Party seeking termination pursuant to clause (b) or (c) is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 10.02                                Amendments and Waivers.  This Agreement may not be amended except by an instrument in writing signed on behalf of each Party hereto.  An instrument in writing by the Buyer, on the one hand, or the Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform.

ARTICLE XI

INDEMNIFICATION

Section 11.01                                Indemnity by the Seller.  Following the Closing, the Seller shall be liable for, and shall indemnify, defend and hold harmless the Buyer, Seadrill Partners and their respective officers, directors, employees, agents and representatives (the "Buyer Indemnitees") from and against:

(a)           any Losses, suffered or incurred by such Buyer Indemnitee by reason of, arising out of or otherwise in respect of any inaccuracy in, breach of any representation or warranty, or a failure to perform or observe fully any covenant, agreement or obligation of, the Seller in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement by the Seller; and

(b)           any fees, expenses or other payments incurred or owed by the Seller to any brokers, financial advisors or comparable other persons retained or employed by it in connection with the transaction contemplated by this Agreement.

Section 11.02                                Indemnity by the Buyer and Seadrill Partners.  Following the Closing, the Buyer and Seadrill Partners shall indemnify the Seller and its affiliates, officers, directors, employees, agents and representatives (the "Seller Indemnitees") against and hold them harmless from, any Losses, suffered or incurred by such Seller Indemnitee by reason of, arising out of or otherwise in respect of any inaccuracy in, breach of any representation or warranty, or a failure to perform or observe fully any covenant, agreement or obligation of, the Buyer in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement by the Buyer.

Section 11.03                                Release from Indemnity for Losses under the Drilling Contract.  In connection with the Purchase and Sale Agreement dated May 7, 2013 between Buyer and Seller, relating to the acquisition of the drilling unit T-15, Buyer and Seller agreed that all risks and benefits of the Drilling Contract would remain with Seller unless and until Seller acquired the Rig.  Seller and Buyer agree that following the Closing, Seller shall be released from its obligation to indemnify Buyer against Losses under the Drilling Contract pursuant to Section 11.01(d) of the Purchase and Sale Agreement between Seadrill and the Company dated May 7, 2013.

ARTICLE XII

MISCELLANEOUS

Section 12.01                                Further Assurances.  From time to time after the date of this Agreement, and without any further consideration, the Parties agree to execute, acknowledge and deliver all such additional deeds, assignments, bills of sale, conveyances, instruments, notices, releases, acquittances and other documents, and will do all such other acts and things, all in accordance with Applicable Law, as may be necessary or appropriate (a) more fully to assure that the applicable Parties own all of the properties, rights, titles, interests, estates, remedies, powers and privileges granted by this Agreement, or which are intended to be so granted, (b) more fully and effectively to vest in the applicable Parties and their respective successors and assigns beneficial and record title to the interests distributed, contributed and assigned by this Agreement or intended so to be and (c) to more fully and effectively carry out the purposes and intent of this Agreement.

Section 12.02                                Powers of Attorney.

(a)           The Buyer hereby constitutes and appoints Georgina Sousa (the "Buyer Attorney-in-Fact") as its true and lawful attorney-in-fact with full power of substitution for it and in its name, place and stead or otherwise on behalf of the Buyer and its successors and assigns, and for the benefit of the Buyer Attorney-in-Fact to demand and receive from time to time the Equity Interests and OPCO Units conveyed by this Agreement (or intended so to be) and to execute in the name of the Buyer and its successors and assigns instruments of conveyance, instruments of further assurance and to give receipts and releases in respect of the same, and from time to time to institute and prosecute in the name of the Buyer for the benefit of the Buyer Attorney-in-Fact, any and all proceedings at law, in equity or otherwise which the Buyer Attorney-in-Fact may deem proper in order to (a) collect, assert or enforce any claims, rights or titles of any kind in and to the Equity Interests and OPCO Units, (b) defend and compromise any and all actions, suits or proceedings in respect of any of the Equity Interests and OPCO Units, and (c) do any and all such acts and things in furtherance of this Agreement as the Buyer Attorney-in-Fact shall deem advisable.  The Buyer hereby declares that the appointment hereby made and the powers hereby granted are coupled with an interest and are and shall be irrevocable and perpetual and shall not be terminated by any act of the Buyer or its successors or assigns or by operation of law.

(b)           Seller hereby constitutes and appoints Georgina Sousa (the "Seller Attorney-in-Fact") as its true and lawful attorney in fact with full power of substitution for it and in its name, place and stead or otherwise on behalf of Seller and its successors and assigns, and for the benefit of the Seller Attorney-in-Fact to demand and receive from time to time the Equity Interests and Common Units conveyed by this Agreement (or intended so to be) and to execute in the name of Seller and its successors and assigns instruments of conveyance, instruments of further assurance and to give receipts and releases in respect of the same, and from time to time to institute and prosecute in the name of Seller for the benefit of the Seller Attorney-in-Fact, any and all proceedings at law, in equity or otherwise which the Seller Attorney-in-Fact may deem proper in order to (a) collect, assert or enforce any claims, rights or titles of any kind in and to the Equity Interests and such Common Units, (b) defend and compromise any and all actions, suits or proceedings in respect of any of the Equity Interests and such Common Units, and (c) do any and all such acts and things in furtherance of this Agreement as the Seller Attorney-in-Fact shall deem advisable.  Seller hereby declares that the appointment hereby made and the powers hereby granted are coupled with an interest and are and shall be irrevocable and perpetual and shall not be terminated by any act of Seller or its successors or assigns or by operation of law.

(c)           Seadrill Partners hereby constitutes and appoints Georgina Sousa ("Seadrill Partners Attorney-in-Fact") as its true and lawful attorney-in-fact with full power of substitution for it and in its name, place and stead or otherwise on behalf of Seadrill Partners and its successors and assigns, and for the benefit of the Seadrill Partners Attorney-in-Fact to demand and receive from time to time the Common Units and OPCO Units conveyed by this Agreement (or intended so to be) and to execute in the name of Seadrill Partners and its successors and assigns instruments of conveyance, instruments of further assurance and to give receipts and releases in respect of the same, and from time to time to institute and prosecute in the name of Seadrill Partners for the benefit of the Seadrill Partners Attorney-in-Fact, any and all proceedings at law, in equity or otherwise which the Seadrill Partners Attorney-in-Fact may deem proper in order to (a) collect, assert or enforce any claims, rights or titles of any kind in and to such

Common Units and OPCO Units, (b) defend and compromise any and all actions, suits or proceedings in respect of any of the Common Units and OPCO Units, and (c) do any and all such acts and things in furtherance of this Agreement as the Seadrill Partners Attorney-in-Fact shall deem advisable.  Seadrill Partners hereby declares that the appointment hereby made and the powers hereby granted are coupled with an interest and are and shall be irrevocable and perpetual and shall not be terminated by any act of Seadrill Partners or its successors or assigns or by operation of law.

Section 12.03                                Headings; References; Interpretation.  All Article and Section headings in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any of the provisions hereof.  The words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All references herein to Articles and Sections shall, unless the context requires a different construction, be deemed to be references to the Articles and Sections of this Agreement, respectively.  All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, and the singular shall include the plural and vice versa.  The use herein of the word "including" following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation," "but not limited to," or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

Section 12.04                                Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

Section 12.05                                No Third Party Rights.  The provisions of this Agreement are intended to bind the Parties as to each other and are not intended to and do not create rights in any other person or confer upon any other person any benefits, rights or remedies and no person is or is intended to be a third party beneficiary of any of the provisions of this Agreement.

Section 12.06                                Counterparts.  This Agreement may be executed in any number of counterparts, all of which together shall constitute one agreement binding on the Parties hereto.

Section 12.07                                Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America, applicable to contracts made and to be performed wholly within such jurisdiction without giving effect to conflict of law principles thereof other than Section 5-1401 of the New York General Obligations Law, except to the extent that it is mandatory that the law of some other jurisdiction, wherein the Equity Interests are located, shall apply.

Section 12.08                                Severability.  If any of the provisions of this Agreement are held by any court of competent jurisdiction to contravene, or to be invalid under, the laws of any governmental body having jurisdiction over the subject matter hereof, such contravention or invalidity shall not invalidate the entire Agreement.  Instead, this Agreement shall be construed as if it did not contain the particular provision or provisions held to be invalid, and an equitable adjustment shall be made and necessary provision added so as to give effect, as nearly as possible, to the intention of the Parties as expressed in this Agreement at the time of execution of this Agreement.

Section 12.09                                Integration.  This Agreement, the Schedules hereto and the instruments referenced herein supersede all previous understandings or agreements among the Parties, whether oral or written, with respect to its subject matter hereof.  This Agreement, the Schedules hereto and the instruments referenced herein contain the entire understanding of the Parties with respect to the subject matter hereof and thereof.  No understanding, representation, promise or agreement, whether oral or written, is intended to be or shall be included in or form part of this Agreement unless it is contained in a written amendment hereto executed by the Parties hereto after the date of this Agreement.

Section 12.10                                No Broker's Fees.  No one is entitled to receive any finder's fee, brokerage, or other commission in connection with the purchase of the Equity Interests or the consummation of the transactions contemplated by this Agreement.

Section 12.11                                Notices.  All notices, requests or consents provided for or permitted to be given pursuant to this Agreement must be in writing and must be given by depositing the same in the mail, addressed to the Person to be notified, postpaid, and registered or certified with return receipt requested or by delivering such notice in person or by private-courier, prepaid, or by telecopier to such party.  Notice given by personal delivery or mail shall be effective upon actual receipt.  Couriered notices shall be deemed delivered on the date the courier represents that delivery will occur.  Notice given by telecopier shall be effective upon actual receipt if received during the recipient's normal business hours, or at the beginning of the recipient's next Business Day after receipt if not received during the recipient's normal business hours.  All notices to be sent to a Party pursuant to this Agreement shall be sent to or made at the address set forth below such Party's signature to this Agreement, or at such other address as such Party may stipulate to the other Party in the manner provided in this Section 12.11.

[Signature Pages Follow]

IN WITNESS HEREOF, each of the Parties hereto has caused this Agreement to be signed as of the date first above written.

SEADRILL LIMITED

By:	/s/ Rune Magnus Lundetrae
Name: Rune Magnus Lundetrae
Title: CFO

Address for Notice: Par-la-Ville Place, 14 Par-la-Ville Road Hamilton, HM08 Bermuda Phone: (441) 295-6935 Fax: (441) 295-3494 Attention: Georgina Sousa

SEADRILL PARTNERS LLC

By:	/s/ Graham Robjohns
Name: Graham Robjohns
Title: CEO

Address for Notice: 2nd Floor, Building 11 Chiswick Business Park 566 Chiswick High Road London, W4 5YS United Kingdom Attention: Graham Robjohns, CEO

SIGNATURE PAGE TO
PURCHASE AND SALE AGREEMENT

SEADRILL PARTNERS OPERATING LLC

By:	/s/ Graham Robjohns
Name: Graham Robjohns
Title:

Address for Notice: Par-la-Ville Place, 4th Floor 14 Par-la-Ville Road Hamilton HM 08 Bermuda Phone: (441) 295-6935 Fax: (441) 295-3494 Attention: Georgina Sousa

SIGNATURE PAGE TO
PURCHASE AND SALE AGREEMENT